Exhibit 2.5

Olive Contribution Agreement

AMONG

[Olive HoldCo]

as Transferor

AND

[Orange]

as Transferee

[Place], [Date]

SHARE TRANSFER AGREEMENT

between

I.	[•], a Spanish limited liability company (sociedad anónima), with registered office in Madrid, at [•], registered with the Commercial Registry of Madrid at [•], and holding Spanish tax identification number (N.I.F.) [•] (“Olive HoldCo” or “Transferor”).

Olive HoldCo is duly represented by [•], who acts in [his/her] capacity as [•] pursuant to [•].

II.	[•], an English [•] company, with registered office in London, at [•], registered with [•], and holding tax identification number [•] (“Orange” or “Transferee”).

Orange is duly represented by [•], who acts in [his/her] capacity as [•] pursuant to [•].

Transferor and Transferee are collectively referred to herein as the “Parties” and each individually as a “Party”.

PREAMBLE

(A)	Coca Cola Iberian Partners, S.A. is a Spanish company with registered office at Paseo de la Castellana, 259-C (Torre de Cristal), Floor 9, 28046, Madrid and Spanish tax identification number A-86,561,412 (“Olive” or the “Company”).

The share capital of the Company is fully subscribed and paid up and amounts to EUR 1,517,000,000; it is divided into 1,517,000,000 ordinary nominative shares, of the same class, B series, numbered 1-B to 1,517,000,000-B, both included, with a face value of EUR 1 each.

(B)	Transferor holds shares number [•] to [•] in the Company, both included, representing [•]% of the share capital of the Company, free and clear of all Encumbrances save those arising under Applicable Law and the Constitutional Documents of Olive (the “Olive Sale Shares”).

The title deed[/s] pursuant to which the Olive Sale Shares have been acquired by Olive HoldCo [is/are] [•] (the “Title Deed[/s]”).

(C)	By agreement between, among others, the Company, [Red], [White] and Transferee dated [•] August 2015, to which Transferor adhered on [•] in substitution of the Company (the “Transaction Master Agreement”), the parties to the Transaction Master Agreement agreed to combine certain bottling businesses through, among other things, the contribution of the Olive Sale Shares to Transferee in exchange for the issuance to Transferor of Orange Shares.

(D)	By means of this share transfer agreement (the “Agreement”), Transferee therefore intends to acquire the Olive Sale Shares and Transferor intends to transfer these to Transferee.

(E)	On [•], the sole director of the Company confirmed that the restrictions on the transfer of Company shares imposed by the Constitutional Documents of the Company do not apply to the transfer of the Olive Sale Shares hereunder. Pursuant to the terms and conditions of this Agreement and the Transaction Master Agreement, the Olive Sale Shares shall be transferred to Transferee at Completion.

Capitalized terms used in this Agreement not defined herein have the same meaning as in the Transaction Master Agreement unless a contrary indication appears. Headings in this Agreement are for ease of reference only and shall not affect its interpretation.

The Parties have participated jointly in the negotiation and drafting of this Agreement and therefore acknowledge and agree that Article 1,288 of the Civil Code and any other contra proferentem principles of interpretation are not applicable to the interpretation of this Agreement.

1.	PURPOSE

The purpose (objeto) of this Agreement is to set forth the terms and conditions pursuant to which, at Completion, Olive HolCo shall contribute and transfer to Orange the Olive Sale Shares, and Orange shall acquire from Olive HoldCo the Olive Sale Shares in consideration of payment of the Olive Consideration Shares to Olive HoldCo.

2.	CONTRIBUTION

2.1	Pursuant to the terms and subject to the conditions of this Agreement, at Completion, Olive HoldCo shall transfer full legal and beneficial title to (and all Olive HoldCo’s right, title and interest in and to) the Olive Sale Shares to Orange, and Orange shall (in consideration therefor) issue (or procure the transfer) to Olive HoldCo of the Olive Consideration Shares credited as fully paid, in each case free and clear of all Encumbrances save those arising under Applicable Law and the Constitutional Documents of Olive or Orange (as applicable) and together with all rights attached or accruing to them on and after Completion.

Appropriate steps shall have been taken to secure that no pre–emption right or right of first refusal is exercised in relation to the Olive Contribution.

2.2	In accordance with Article 1,450 of the Civil Code, this Agreement is effective (perfeccionado) by means of its execution by the Parties, being therefore binding and enforceable upon them from the date hereof; provided, however, that the completion of the transfer of Olive Sale Shares is postponed until Completion and will be deemed to have taken place pursuant to clause 9 of the Transaction Master Agreement. Upon Completion the effectiveness of the transfer of the Olive Sale Shares shall be as of the Completion Date.

3.	CONSIDERATION

As consideration for the transfer of the Olive Sale Shares Transferee shall issue the Olive Consideration Shares to Transferor as set out in clause 2.1 (b) of the Transaction Master Agreement.

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4.	CLOSING

4.1	The formalization of this Agreement shall take place at the offices of the Notary Public Mr. Ignacio Paz-Ares (or such other Spanish Notary Public as may be mutually agreed by the Parties in writing, the “Notary Public”) in Madrid at [•]:00 am (C.E.T.) on the Completion Date, or at such other date and time as may be mutually agreed by the Parties in writing.

4.2	Upon Completion the Parties undertake to carry out the closing actions in accordance with Part 3 of Schedule 2 to the Transaction Master Agreement. In particular, on the Completion Date, all of the actions listed below shall be taken simultaneously (en unidad de acto):

(a)	Transfer Deed. The Parties shall execute in the presence of the Notary Public a share transfer deed (the “Transfer Deed”) substantially in the form attached as Schedule 4.2(a), pursuant to which, inter alia, (i) the Parties formalize (elevar a público) this Agreement, (ii) Olive HoldCo and Orange acknowledge Completion is deemed to have taken place pursuant to clause 9 of the Transaction Master Agreement, (iii) Olive HoldCo transfers ownership and delivers the Olive Sale Shares to Orange and Orange, in turn, acquires and receives the Olive Sale Shares, (iv) Olive HoldCo and Orange declare that the contribution will be made under special tax neutrality regime provided by Chapter VII of Title VII of Spanish Law 27/2014 of Corporate Income Tax and Council Directive 2009/133/EC as it qualifies as an exchange of shares, and (v) Orange transfers the Olive Consideration Shares to Olive HoldCo and Olive HoldCo, in turn, acquires and receives the Olive Consideration Shares.

(b)	Share Registry Book. The Parties shall cause the registration of the transfer of the Olive Sale Shares in the Company’s Share Registry Book (libro registro de acciones nominativas) to ensure the transfer is effective vis-à-vis the Company.

(c)	Registration of the transfer in Title Deed[/s]. Olive HoldCo shall deliver to the Notary Public a first copy of the Title Deed[/s] and the Parties shall cause the Notary Public to register (rebaje) the transfer of the Olive Sale Shares to Orange in the Title Deed[/s].

(d)	Stock certificates not in issue. Olive HoldCo shall represent to Orange that (i) any stock certificates representing the Olive Sale Shares have been cancelled and that (ii) no stock certificates representing the Olive Sale Shares are in issue.

(e)	Resignation of Olive HoldCo. Olive HoldCo shall deliver to Orange a letter pursuant to which Olive HoldCo resigns from its position as sole director of the Company, and further declares not to have any pending claim against the Company either relating to the undertaking of its post as sole director of the Company or on any other grounds whatsoever. Orange, as shareholder of Olive, shall accept the resignation and approve Olive HoldCo’s performance as sole director of Olive.

(f)	Appointment of directors. Orange shall acknowledge the resignation of Olive HoldCo as sole director of the Company and shall make new appointments to fill the positions on the Company’s management body vacated by Olive HoldCo. To the extent practicable, the acceptance of such appointments shall be documented and notarized simultaneously in the presence of the Notary Public.

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(g)	Release of Olive HoldCo from liability. By executing the Completion actions, Orange shall be deemed to release Olive HoldCo (and the individual who acts as representative of Olive HoldCo in its capacity as sole director of the Company (representante persona física)) from any and all liability related to the position held by Olive HoldCo and the representante persona física with the Company before Completion.

(h)	Foreign Investment and Divestment Forms. Orange’s legal representative shall sign the relevant foreign investment declaration form D-1A and deliver it to the Notary Public for filing with the General Directorate of Trade and Investments of the Ministry of Economy and Competitiveness.

(i)	[only in case Olive Holdco is the sole shareholder of Olive] Declaration of change of the sole shareholder deed. The administration body’s representative of Olive shall grant a public deed declaring the change of Olive’s sole shareholder.

(j)	Other. The Parties shall carry out any other action and execute any other document required to be performed or executed on Completion in accordance with the terms of this Agreement and the Transaction Master Agreement.

As soon as practicable after Completion, the public deeds related to the resignation and appointment of directors and change of sole shareholder shall be filed within the corresponding Commercial Registry.

5.	WARRANTIES

Transferor has granted a comprehensive set of warranties pursuant to clause 10 (Warranties) of the Transaction Master Agreement, subject to the limitations set forth therein.The Parties acknowledge and agree that the rights and remedies contemplated in the Transaction Master Agreement replace in their entirety the provisions addressing liability of a seller with respect to obligations under purchase and sale or other agreements set forth in the Spanish Civil Code and in the Spanish Commercial Code, including, in particular, the rights and remedies available to a purchaser in the event of eviction (evicción) and hidden defects (vicios ocultos). Without limiting the generality of the foregoing, the Parties waive (i) any rights to terminate this Agreement (other than as expressly set forth in the Transaction Master Agreement), (ii) an aliud pro alio or invalid consent (vicio del consentimiento), and (iii) any non-contractual liability (responsabilidad extracontractual) arising out of or in connection with this Agreement against (a) any Affiliate of Transferor, or (b) the current or former officers, directors, employees or advisors of Transferor, any Affiliate of Transferor or the Company.

6.	CONFIDENTIALITY AND ANNOUNCEMENTS

Clause 11 (Confidentiality and announcements) of the Transaction Master Agreement shall apply mutatis mutandis.

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7.	TERMINATION

Clause 13.1 (termination in relation to Conditions; breach) of the Transaction Master Agreement shall apply mutatis mutandis and, for the avoidance of doubt, upon termination of the Transaction Master Agreement this Agreement shall automatically terminate, and no transfer hereunder shall, or shall deemed to be, effective.

8.	NOTICES

Clause 22 (Notices) of the Transaction Master Agreement shall apply.

9.	COSTS

All costs and expenses in connection with the negotiation, preparation, execution and implementation of this Agreement shall be borne by the Parties in accordance with clause 15 (Costs and transaction fee) of the Transaction Master Agreement.

10.	PREVALENCE OF TRANSACTION MASTER AGREEMENT

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Transaction Master Agreement, the provisions of the Transaction Master Agreement shall (to the extent permitted by Applicable Law) prevail.

11.	GENERAL

11.1	This Agreement and the rights and obligations hereunder shall not be assignable, delegable or otherwise transferable by any Party without the prior written consent of the other Party. Any attempted assignment in violation of this Clause 11.1 shall be null and void.

11.2	This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed by the Parties.

11.3	This Agreement has been drafted, negotiated and executed in the English language; provided, however, that Spanish terms used in this Agreement or English terms to which a Spanish translation has been included in a parenthetical or otherwise shall be interpreted throughout this Agreement with the meaning assigned to them in the Spanish language.

11.4	If any of the provisions of this Agreement is or becomes invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired. In such instances, the Parties shall negotiate in good faith with a view to replacing any invalid, void or unenforceable provisions with terms which have as similar a commercial effect as reasonably possible to the invalid, void or unenforceable provisions.

11.5	This Agreement (and each amendment, modification and waiver in respect of it) may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument. Delivery of an executed counterpart of a signature page of this Agreement (and each amendment, modification and waiver in respect of it) by facsimile or other electronic transmission shall be effective as delivery of a manually executed original counterpart of each such instrument.

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11.6	This Agreement, together with the other Transaction Documents, contains the entire agreement among the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements or understandings, whether written or oral, among the Parties with respect to the subject matter hereof.

12.	GOVERNING LAW AND JURISDICTION

12.1	This Agreement shall be governed by the common Laws of the Kingdom of Spain (legislación común española).

12.2	In respect of place of jurisdiction, clause 24.2 (submission to the jurisdiction of the English courts) and clause 24.3 (agent for service of process in England) of the Transaction Master Agreement shall apply.

IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the date and in the place first before written in two original counterparts.

[•], as Transferor B.p.	[•], as Transferee B.p.

[•]	[•]

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Schedule 4.2(a)

Form of Transfer Deed

[THIS DOCUMENT SHALL BE EXECUTED IN SPANISH AND SHALL BE FORMATTED AND ADAPTED TO CUSTOMARY SPANISH NOTARIAL DEEDS. CUSTOMARY LANGUAGE INSERTED BY THE NOTARY SHALL BE INCLUDED IN THE EXECUTION VERSION]

In [•], on [•], this deed is entered into before the Notary Public of [Madrid Mr. Ignacio Paz-Ares].

BY AND AMONG

[Description of the parties and representatives to be included by the Notary Public]

Transferor and Transferee are collectively referred to herein as the “Parties” and each individually as a “Party”.

[Notarial assessment on the capacity and authority of the Parties to be included]

RECITALS

I.	Coca Cola Iberian Partners, S.A. is a Spanish company with registered office at Paseo de la Castellana, 259-C (Torre de Cristal), Floor 9, 28046, Madrid and Spanish tax identification number A-86,561,412 (“Olive” or the “Company”).

The share capital of the Company is fully subscribed and paid up and amounts to EUR 1,517,000,000; it is divided into 1,517,000,000 ordinary nominative shares, of the same class, B series, numbered 1-B to 1,517,000,000-B, both included, with a face value of EUR 1 each.

II.	Transferor holds shares number [•] to [•] in the Company, both included, representing [•]% of the share capital of the Company, free and clear of all Encumbrances save those arising under Applicable Law and the Constitutional Documents of Olive (the “Olive Sale Shares”).

The title deed[/s] pursuant to which the Olive Sale Shares have been acquired by Olive HoldCo [is/are] [•] (the “Title Deed[/s]”).

III.	By agreement between, among others, [Olive] (the “Company”), [Red], [White] and Transferee dated [•] August 2015, to which Transferor adhered on [•] in substitution of the Company (the “Transaction Master Agreement”), the parties to the Transaction Master Agreement agreed to combine certain bottling businesses through, among other things, the contribution of the Olive Sale Shares to Transferee in exchange for the issuance to Transferor of Orange Shares.

IV.	To implement the obligations agreed in the Transaction Master Agreement, on [•], Transferor and Transferee entered into a contribution agreement drafted in English (the “Olive Contribution Agreement”) whereby subject to the fulfilment of the conditions precedent set out in clause 3 of the Transaction Master Agreement and to the execution of certain closing actions, on the “Completion Date” Transferor would transfer to Transferee the Olive Sale Shares and as consideration Transferee would receive and acquire the Olive Consideration Shares as set out in clause 2.1(b) of the Transaction Master Agreement.

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V.	Completion is deemed to have taken place pursuant to clause 9 of the Transaction Master Agreement and the date hereof is the “Completion Date” for the purposes of the Olive Contribution Agreement.

VI.	Transferor represents and warrants that all legal and statutory requirements to transfer the Olive Sale Shares to Orange have been duly and timely fulfilled and the transfer of the Olive Sale Shares hereunder has been duly authorized under the terms of the bylaws of the Company.

VII.	In view of the above, the Parties execute this notarial deed in order to keep record of the execution of the completion actions described in clause 4.2 of the Olive Contribution Agreement and, in particular, to document the transfer of the Olive Sale Shares to Transferee.

CLAUSES

1.	NOTARIZATION OF THE OLIVE CONTRIBUTION AGREEMENT

The Parties hereby deliver to the Notary Public an executed version of the Olive Contribution Agreement, which is enclosed to this public deed, and further notarize (“elevan a público”) the Olive Contribution Agreement, ratify its content, and acknowledge that the date hereof is the “Completion Date” for the purposes of the Olive Contribution Agreement.

2.	FULFILMENT OF THE CONDITIONS PRECEDENT

The Parties acknowledge and agree Completion is deemed to have taken place pursuant to clause 9 of the Transaction Master Agreement.

3.	TRANSFER OF THE OLIVE SALE SHARES

Transferor and Transferee hereby complete the transfer of the Olive Sale Shares that has been agreed to in the Olive Contribution Agreement, and therefore, pursuant to the second paragraph of article 1,462 of the Spanish Civil Code, hereby Transferor transfers to Transferee [•] shares of the Company, numbered from [•] to [•], both inclusive, free and clear of all Encumbrances save those arising under Applicable Law and the Constitutional Documents of Olive.

Transferor hereby represents to Transferee that (a) any stock certificates representing the Olive Sale Shares have been cancelled, and that (b) no stock certificates representing the Olive Sale Shares are in issue.

The Notary annotates the transfer (rebaje) of the Olive Sale Shares in the Title Deed[s] and Transferor records the transfer of the Olive Sale Shares in the Company’s Share Registry Book.

As set out in clause 2.1(b) of the Transaction Master Agreement, by virtue of [•] Transferee receives and acquires the Olive Consideration Shares, i.e. [•] shares in Orange, numbered [•] to [•], representing [•]% of Orange share capital, as consideration for the transfer of the Olive Sale Shares.

4.	FOREIGN INVESTMENT DECLARATION FORM

[Reference to the delivery by Transferor to the Notary Public of a D1-A form duly completed.]

5.	TAX NEUTRALITY REGIME

The contribution qualifies as an exchange of shares under Chapter VII of Title VII of Spanish Law 27/2014 of Corporate Income Tax and Council Directive 2009/133/EC and, therefore, special tax neutrality regime included in Chapter VII of Title VII of Spanish Law 27/2014 of Corporate Income Tax will be of application to the transaction.

[Closing statements to be included by the Notary Public]

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